June 9, 2011

VIA EDGAR AND U.S. MAIL

United States Securities and Exchange Commission
Attn:  Ethan Horowitz, Branch Chief
100 F. Street, N.E.
Washington, D.C.  20549

Re:	China Changjiang Mining and New Energy Company, Ltd.
(f/k/a North American Gaming and Entertainment Corporation)
Item 4.01 and 4.02 Form 8-K
Filed May, 31, 2011
File No. 000-05474

Dear Mr. Horowitz:

On behalf of China Changjiang Mining and New Energy Company, Ltd. (the “Company”), I am transmitting with this letter, for filing, our response to comments of the Staff set forth in the Commission’s letter dated June 2, 2011.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

Form 8-K Filed May 31, 2011

1.
We note you provided your former independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and requested that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b).  If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit, no later than two business days after you receive it.

Response:  We filed the requested Form 8-K/A on Tuesday, June 7, 2011.

2.	Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

Response:  Yes, we intend to file restated financial statements.  We anticipate preparing and filing a comprehensive response to the outstanding comments of the Staff, accompanied by a draft of Form 10-K/A for the year ended December 31, 2009, with restated financial statements, on or before June 30, 2011. Once the issues that the Staff has raised concerning the 2009 10-K have been resolved to the satisfaction of the Staff, we plan to file the 10-K/A for 2009 and to promptly file any needed amendments to Forms 10-Q, as well as the Annual Report for the year ended December 31, 2010 and the Form 10-Q for the first quarter of fiscal year 2011.

Further, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Changjiang Mining & New Energy Company, Ltd.

/s/ Chen Weidong
Chen Weidong
President and Chief Executive Officer

cc:  Jeffrey L. Schulte, Morris, Manning & Martin, LLP